Exhibit 4

JOINT FILING AGREEMENT

Dated: July 25, 2025

The undersigned hereby agree that the Statement on Schedule 13D, dated July 25, 2025, with respect to the Ordinary Shares, par value $0.0001 per share, of Anghami Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first above written.

Warner Bros. Discovery, Inc.

By:/s/ Tara L. Smith
    Name: Tara L. Smith
    Title: Executive Vice President and
           Corporate Secretary

Dplay Entertainment Limited

By: /s/ Roanne Weekes
    Name: Roanne Weekes
    Title: Statutory Director